ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Gary E. Brooks T +1 202 508 4876 gary.brooks@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Access Income Fund
File	Nos. 333-260155 and 811-23749

Dear Ms. Dubey:

Thank you for your letter, dated November 4, 2021 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Access Income Fund (the “Fund”), which was filed with the SEC on October 8, 2021. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Fund’s Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto. We note that the responses set forth herein, as applicable, will be observed by the Fund but do not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

PROSPECTUS

Cover Page

1.	Comment: The cover page appears to be approximately five pages long. Please abbreviate the disclosure on the cover page. See Item 1.2. of Form N-2.

Response: The Fund has revised and reduced the cover page disclosure and believes the revised level of disclosure is appropriate.

2.	Comment: The first sentence under “Investment Strategy” identifies several different types of investments the Fund will make, including, among other things, “real estate and real estate-related investments (collectively, ‘real estate investments’)”. If accurate, please revise the sentence to clarify that the term “real estate investments” only refers to “real estate and real estate-related investments” and not to all of the preceding types of investments in the sentence.

Response: The requested change has been made.

3.

Comment: The second sentence under “Portfolio Contents” identifies a number of instruments the Fund’s portfolio of debt obligations may include. Please only identify those instruments that constitute the Fund’s principal portfolio emphasis. Please move disclosure of other instruments elsewhere. See Instruction 1 to Item 8.4 of Form N-2 (stating that discussion of types of investments that will be made by registrant other than those that will constitute its principal portfolio emphasis should receive less emphasis in the prospectus). See also Instruction 3 to Item 8.4 of Form N-2.

Response: The Fund refers the Staff to Comment 1 above. The Fund has revised and reduced the disclosure regarding the types of instruments the Fund’s portfolio may include under “Portfolio Contents” on the cover page and believes the revised level of disclosure is appropriate.

4.

Comment: The first sentence of the second paragraph under “Portfolio Contents” states that the Fund may invest in real estate investments. Please disclose the maximum percentage of the Fund’s assets, including assets of subsidiaries, that may be invested in real estate. If there is no maximum percentage, please explain to us how the Fund will ensure it is an investment company as defined in the Investment Company Act of 1940 (“1940 Act”). In your response, please address why the Fund will establish a REIT or REOC subsidiary through which it can hold real property and how this affects the investment company status analysis. See Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act. We may have more comments after reviewing your response.

Response: As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets in real estate investments and mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers. The Fund does not intend to adopt a specific investment restriction on real estate; however, the Fund does not intend to invest in real estate investments, including through any subsidiaries, if such investments would result in the Fund not being an investment company under the 1940 Act.

Section 3(a)(1)(A) of the 1940 Act provides that an “investment company” includes “any issuer which . . . is or holds itself out as being engaged primarily or proposes to engage primarily in the business of investing, reinvesting, or trading in securities.” Among other items, Section 2(a)(36) of the 1940 Act defines “security” to include any note, stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, investment contract, or, in general, any interest or instrument commonly known as a “security.”

The Prospectus prominently discloses that the Fund seeks to achieve its investment objectives by utilizing a dynamic asset allocation strategy among multiple sectors in the global public and private credit markets, including corporate debt, mortgage-related and other asset-backed instruments, government and sovereign debt, taxable municipal bonds, and other fixed-, variable- and floating-rate income-producing securities of U.S. and foreign issuers, including emerging market issuers, and real estate and real estate-related investments. The Fund believes that this and other disclosure throughout the Prospectus clearly indicates to investors that the Fund intends to invest primarily in instruments that would qualify as “securities” under Section 2(a)(36) of the 1940 Act.

Section 3(a)(1)(C) of the 1940 Act provides that the term “investment company” includes “any issuer which .. . . is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

The Fund confirms that it proposes to make investments in securities with an aggregate value exceeding 40% of the Fund’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. Accordingly, the Fund expects to meet the definition of “investment company” under Sections 3(a)(1)(A) and 3(a)(1)(C) of the 1940 Act.

Consistent with the Fund’s investment objectives to seek current income and capital appreciation, the Fund may invest in a REIT or REOC subsidiary to, among other things, invest in or gain exposure to real estate in a tax efficient manner, including seeking to avoid recognizing “bad income” in connection with real estate investments for purposes of the Fund’s qualification as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986 (the “Code”). In addition, the use of subsidiaries may limit the Fund’s liability in the event that litigation or similar disputes arise in connection with the assets held by the subsidiary.

5.

Comment: The third sentence of the second paragraph under “Portfolio Contents” states that the Fund’s real estate investments may be structured through privately-owned operating entities that hold whole or partial interests in real properties. The next sentence states that the Fund’s real estate investments may include real estate-related investment companies. Please describe to us in detail the features of these privately-owned operating entities and real estate-related investment companies. Please also tell us whether these privately-owned operating entities, real estate-related investment companies, or any other investment companies through which the Fund will invest in real estate investments, are registered under the 1940 Act or, if not so registered, any exemption from registration such entities rely upon. We may have more comments after reviewing your response.

Response: The privately-owned operating entities referenced above refer to private real estate operating companies that hold title to real properties (and sometimes mortgages and other real estate loans) and that may be owned in whole or in part by the Fund or a subsidiary thereof. It is typical in real estate investing for funds to use such special purpose vehicles to hold interests in real properties and in some cases mortgages or other real estate loans. This type of structure serves several purposes, including addressing lender requirements to minimize the threat of substantive consolidation in a bankruptcy, reducing credit risk for the Fund and providing increased flexibility for the Fund upon disposition of a real property asset.

The Fund considers real estate-related investment companies to be investment companies that primarily invest in real estate or activities relating to the ownership, construction, financing, management, servicing or sale of such real estate.

In general, the Fund does not expect such companies to be registered under the 1940 Act. The Fund generally expects any privately-owned operating entities or real estate-related investment companies that are not registered investment companies to either not meet the definition of investment company under Section 3(a) of the 1940 Act or to rely on exemptions from registration as such are found in Section 3(c) of the 1940 Act (e.g., Section 3(c)(5)(C)).

6.

Comment: The third paragraph under “Leverage” states that “[w]hen such property level debt is not recourse to the Fund, the Fund will not treat such borrowings as senior securities . . . for purposes of complying with the 1940 Act’s limitations on leverage unless the entity holding such debt is a wholly-owned Subsidiary of the Fund and the financial statements of such entity is consolidated in the Fund’s financial statements.” Please revise this sentence to state that the Fund will treat all borrowings of a wholly-owned or any other controlled subsidiary as senior securities for purposes of complying with the 1940 Act’s limitations on leverage. See Sections 18(a), 18(c) and 48(a) of the 1940 Act. See also Use of Derivatives by Registered Investment Companies and Business Development Companies, IC-34084 (Nov. 2, 2020), at text accompanying footnote 29.

Response: Without necessarily agreeing with the Staff’s position, solely for purposes of avoiding any potential delay in having the Registration Statement declared effective, the Fund has revised the above-referenced disclosure as follows:

When such property level debt is not recourse to the Fund, the Fund will not treat such borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless (i) the entity holding such debt is a wholly-owned subsidiary of the Fund ~~and~~, (ii) the Fund has sole majority control over the governance of a joint venture holding such debt (which excludes shared control arrangements where the consents of both the Fund and another party are required for material decisions) or (iii) the financial statements of ~~such~~the entity ~~is~~or joint venture holding such debt will be consolidated in the Fund’s financial statements.

The Fund notes that its policy regarding the treatment of such property level debt is consistent with previous registration statements declared effective by the Staff.

7.	Comment: Please revise the fourth paragraph under “Leverage” to delete “and its financial statements are consolidated with those of the Fund”.

Response: The Fund will revise the referenced disclosure (which has been moved to a separate section of the Prospectus).

Prospectus Summary — Investment Objectives and Policies (page 3)

8.

Comment: The first paragraph defines Subsidiary to include wholly-owned and/or controlled subsidiaries. The prospectus cover page defines Subsidiary to only include those that invest in Alt Lending ABS. Please define Subsidiary to include all wholly-owned and any other controlled subsidiaries of the Fund.

Response: The referenced disclosure has been removed in response to Comment 1. However, the Fund no longer uses the defined term “Subsidiary” and instead now defines a “Wholly-Owned Subsidiary” to include any “wholly-owned subsidiary.”

Prospectus Summary — Portfolio Management Strategies (pages 4 – 6)

9.

Comment: The third sentence states that PIMCO may choose to focus on, among other things, particular countries/regions. If the Fund will be focused on particular countries or regions at launch, please disclose the specific risks of such countries/regions in the Principal Risks of the Fund section.

Response: Although the Fund retains the flexibility to do so, the Fund does not currently expect to focus on any particular geographic country or region. Accordingly, no disclosure has been added in response to this comment.

Prospectus Summary — Portfolio Contents (pages 6 – 10)

10.

Comment: Please revise the heading for this section to include the words “Principal Investments”. Please move disclosure of any non-principal investments to another location outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear and concise description of the key features [emphasis added] of the offering and the Fund). See also Instructions 1 and 3 to Item 8.4 of Form N-2.

Response: The “Portfolio Contents” heading has been changed to “Portfolio Contents—Principal Investments.” The Fund has also revised the disclosure to remove certain investments from the Prospectus Summary and believes the revised level of disclosure is appropriate.

11.

Comment: The fourth paragraph indicates that the Fund may invest in real estate investments through joint ventures with affiliated or unaffiliated third parties. Please tell us (1) whether or not the Fund will consolidate the financial statements of the joint venture with its own financial statements and (2) whether or not the Fund will comply with Section 18 of the 1940 Act on an aggregate basis with joint ventures.

Response: The Fund will look to U.S. Generally Accepted Accounting Principles (“GAAP”), Regulation S-X and other applicable accounting guidance to determine whether to consolidate the financial statements of a joint venture entity with its own financial statements.

The Fund will comply with Section 18 of the 1940 Act on an aggregate basis with a joint venture entity if (i) the Fund has sole majority control over the governance of the joint venture holding the relevant debt (which excludes shared control arrangements where the consents of both the Fund and another party are required for material decisions) or (ii) the financial statements of the joint venture entity holding such debt will be consolidated in the Fund’s financial statements.

12.

Comment: The fourth, sixth and fourteenth paragraphs indicate that the Fund may invest in real estate investments, Alt Lending ABS and Regulation S securities through subsidiaries. Please respond to the following comments regarding all subsidiaries that are wholly-owned or controlled by the Fund.

a.

The first sentence of the fourth paragraph states that the Fund may invest in real estate investments through one or more subsidiaries. Please disclose whether or not such subsidiaries are wholly-owned or controlled by the Fund.

Response: The Fund believes its disclosure, as revised in response the Staff’s comments, adequately discloses the Fund’s ability to invest through subsidiaries, which may, but are not required to, be Wholly-Owned Subsidiaries (as defined above).

b.	Disclose any of a subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

Response: The Fund confirms that the principal investment strategies and principal risks disclosed in the Registration Statement with respect to the Fund include the principal investment strategies or principal risks of any currently contemplated subsidiary.

c.	Confirm to us that the financial statements of each subsidiary will be consolidated with those of the Fund.

Response: Please see the response to Comment 11 above, which applies equally to any subsidiary of the Fund.

d.

Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with each subsidiary.

Response: The Fund confirms that it will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with any Wholly-Owned Subsidiaries.

e.

Disclose that each investment adviser to a subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Confirm to us that the investment advisory contract between a subsidiary and its investment adviser will be filed as an exhibit to the registration statement.

Response: As discussed in previous correspondence with the Staff, PIMCO and the Fund respectfully disagree with the Staff’s position.1 However, solely for purposes of avoiding any potential delay in having the Registration Statement declared effective, the Fund confirms that each investment adviser to a Wholly-Owned Subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund. The requested disclosure will be reflected in the Registration Statement and any such investment advisory contract will be filed as an exhibit to the Registration Statement. The Fund notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of a Wholly-Owned Subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the Wholly-Owned Subsidiary’s investment management agreement.

f.	Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian for each subsidiary.

Response: The Fund confirms that any Wholly-Owned Subsidiary will comply with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder and will update the disclosure accordingly. The Fund will disclose in its Registration Statement the name of any custodian of each Wholly-Owned Subsidiary.

g.

Confirm to us that (a) a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and a Subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table; (b) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (c) a subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: With respect to (a), the Fund confirms that each subsidiary’s management fee (including any performance fee), if any, and each subsidiary’s

1 See, e.g., response 17.b in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Energy and Tactical Credit Opportunities Fund.

expenses will be presented in the Fund’s Prospectus fee table in a manner consistent with the requirements set forth in Form N-2. However, the Fund also notes that, under the contemplated form of investment advisory contract expected to be entered into between any Wholly-Owned Subsidiary and PIMCO, PIMCO will not receive any compensation for the services it renders thereunder (to the extent a management fee is charged under an investment advisory contract between a Wholly-Owned Subsidiary and PIMCO, it would be expected to be waived in its entirety).

With respect to (b), the Fund confirms with respect to any non-U.S. Wholly-Owned Subsidiary that either the Wholly-Owned Subsidiary will have a third-party designated agent for service of process in the United States or the Fund (as the sole managing member of the Wholly-Owned Subsidiary) will constitute the Wholly-Owned Subsidiary’s U.S. agent for service.

With respect to (c), the Fund confirms that it will agree to a Staff request to inspect its Wholly-Owned Subsidiaries’ books and records to the same effect as if they were books and records of the Fund itself, and will maintain such books and records in accordance with Section 31 of the 1940 Act.

h.	Explain to us why the Fund will establish subsidiaries to invest in each of real estate investments, Alt Lending ABS and Regulation S rather than directly investing in such investments.

Response: The Fund may invest in a subsidiary to, among other things, invest in or gain exposure to real estate in a tax efficient manner, including seeking to avoid recognizing “bad income” in connection with real estate investments for purposes of the Fund’s qualification as a RIC under the Code. In addition, the use of subsidiaries may limit the Fund’s liability in the event that litigation or similar disputes arise in connection with the assets held by the subsidiary.

With respect to Regulation S, the Fund would invest through subsidiaries to gain exposure to Regulation S securities. Certain types of accredited investors can form an offshore affiliate for the purpose of investing in unregistered securities.2

2 Pursuant to Rule 902(k)(1)(viii) under Regulation S, a “U.S. person” includes any partnership or corporation if such partnership or corporation was (A) organized or incorporated under the laws of any foreign jurisdiction and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined under Regulation D promulgated under the Securities Act) who are not natural persons, estates or trusts. As a result, an entity that was organized or incorporated under foreign law and that is owned by an accredited investor (other than a natural person, estate or trust) will be a non-U.S. person pursuant to Regulation S notwithstanding the fact that it was formed by a U.S. person principally for the purpose of investing in unregistered securities.

In an interim release in which the SEC published for comment revisions to the original formulation of Regulation S in Securities Act Release No. 33-6838 (July 11, 1989), the SEC said, “The definition of ‘U.S. person’ has been changed in a number of respects in the revised Regulation. Unlike the original proposal, an entity organized under foreign law by a U.S. institution principally for the purpose of investing in securities not registered under the Securities Act would not be treated as a U.S. person. A U.S. institutional investor should be able to choose to establish an entity outside the United States, and should not expect the registration provisions to apply to purchases made by that foreign entity. Treating such entities as U.S. persons would not be in accordance with comity and the reasonable expectations of the parties.” The reference to “trust” in this provision was not intended to apply to Massachusetts or similar business or statutory trusts (see Rule 501(a)(3) under Regulation D (treating business trusts as akin to corporations)).

13.

Comment: The fourth sentence of the third paragraph states that the Fund may invest in securitization risk retention tranches in the capacity of a third-party purchaser with respect to securitizations sponsored by others. Please describe risk retention tranches.

Response: The Fund directs the SEC to the disclosure related to “Risk Retention Investments” in the Fund’s prospectus, which states:

The Fund may invest in risk retention tranches of commercial mortgage-backed securities (“CMBS”) or other eligible securitizations, if any (“risk retention tranches”), which are eligible residual interests held by the sponsors of such securitizations pursuant to the final rules implementing the credit risk retention requirements of Section 941 of the Dodd-Frank Act (the “U.S. Risk Retention Rules”). In the case of CMBS transactions, for example, the U.S. Risk Retention Rules permit all or a portion of the retained credit risk associated with certain securitizations (i.e., retained risk) to be held by an unaffiliated “third party purchaser,” such as the Fund, if, among other requirements, the third-party purchaser holds its retained interest, unhedged, for at least five years following the closing of the CMBS transaction, after which it is entitled to transfer its interest in the securitization to another person that meets the requirements for a third-party purchaser. Even after the required holding period has expired, due to the generally illiquid nature of such investments, no assurance can be given as to what, if any, exit strategies will ultimately be available for any given position.

14.

Comment: The last sentence of the fourth paragraph states that the Fund’s real estate investments may include, without limitation, the mortgage-related investments described above, equity or debt securities issued by REITs or real estate-related investment companies, other types of public and private real estate loans and debt and direct investments in commercial and residential real estate, including land, for-sale and for-rent housing, office, hotel, retail and industrial investments. Please describe in more detail what “other types of public and private real estate loans” and “land” and “industrial investments” include. Please disclose the geographical location of the real estate in which the Fund can invest. Please also disclose any targeted allocation the Fund expects to have for its portfolio with respect to each of real estate and real estate-related investments. In addition, please enhance the risk disclosure of the Fund’s direct investments in real estate in the Principal Risks of the Fund section of the prospectus to reflect the specific corresponding risks of the types and location of real estate in which the Fund will invest.

Response: The referenced disclosure has been removed in response to Comment 1. However, in response to the Staff’s comment, the Fund has revised similar disclosure elsewhere in the Prospectus as follows:

The Fund’s real estate investments may include, without limitation, the mortgage-related investments described above, equity or debt securities issued by REITs or real estate-related investment companies, ~~other types of~~ public and private real estate loans and debt and direct investments in commercial and residential real estate, including ~~land,~~ for-sale and for-rent housing, office, hotel, retail and industrial investments (properties generally categorized as, for example, warehouse/distribution centers, research and development facilities, flex space, or manufacturing).

The Fund has also revised the disclosure to clarify that the Fund’s real estate portfolio may include both U.S. and non-U.S. investments. As a matter of fundamental policy, the Fund will normally invest at least 25% of its total assets in real estate investments and mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers; however, otherwise, the Fund does not intend to adopt a specific investment targeted allocations for real estate or real estate-related investments generally.

The Fund believes that the existing principal risk disclosure in the Prospectus accurately reflects the principal risks of the Fund’s potential direct investments in commercial and residential real estate in light of the Fund’s dynamic asset allocation strategy among multiple sectors in the global credit markets. In response to the Staff’s comment, the Fund will also add the following disclosure to the end of the “Investment Objectives and Policies—Real Estate Instruments; Direct Real Estate Investments” section of the Fund’s Statement of Additional Information:

In addition to these general risks associated with ownership of real estate, the Fund will also be subject to special risks associated with particular sectors or types of commercial or residential real estate, including the following:

●

Office Properties. Office properties are affected by the overall health of the economy, and other factors such as a downturn in the businesses operated by their tenants, regulatory compliance costs, obsolescence and non-competitiveness.

●

Multifamily Properties. The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, the presence of competing properties, short-term leases of multifamily units and the risk of declining market rent, significant vacancies which affect the resale value of multifamily properties, competition from other apartment communities for tenants, affordability of single-family homes as an alternative to multifamily housing, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

●	Hospitality Properties. The risks of hospitality or hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel, and adverse effects of general and local economic conditions. Hospitality properties tend to be more sensitive to seasonal risks, adverse economic conditions, and competition than many other commercial properties.

●	Industrial Properties. Industrial properties are affected by downturns in the manufacturing, processing and shipping of goods, and the decline in manufacturing activity in the United States.

●

Healthcare Properties. Healthcare properties and healthcare providers are affected by several significant factors, including federal, state and local laws governing licenses (especially licensing and certification requirements for participation in government programs including obtaining certificates of need), adequacy of care, pharmaceutical distribution, reduction in reimbursement rates from third party payors such as Medicare or Medicaid, equipment, personnel and other factors regarding operations, continued availability of revenue from government reimbursement programs and competition on a local and regional basis. The failure of any healthcare operator to comply with governmental laws and regulations may affect its ability to operate its facility or receive government reimbursements.

●

Land. Land may be affected by development risks including insufficient tenant demand to build or construction delays, regulatory delays concerning zoning or various licensing requirements, as well as adverse changes in local and national economic and market conditions.

●

Self-Storage Properties. The value and successful operation of a self-storage property may be affected by a number of factors, such as the ability of the management team, the location of the property, the presence of competing properties, changes in traffic patterns and effects of general and local economic conditions with respect to rental rates and occupancy levels.

●

Student Housing Properties. Student housing properties are affected by fluctuations in underlying demand, which is tied to student enrollments, as well as short-term and seasonal leasing demands. Other factors affecting student housing include the supply of university-owned housing and the availability and accessibility of transportation. In addition, tuition costs and the ability for students to borrow in order to fund their studies will impact available income for student housing costs.

●

Data Center Properties. Data center properties are subject to the risk of obsolescence given changing technology and the high investment cost of such assets. Also tenant demand may fluctuate as companies change their needs for information technology investment. Data center properties are also subject to the risks associated with security breaches or the failures of the networks, systems, or technology located within the data centers, and dependence on computer systems.

15.

Comment: The first sentence of the fifth paragraph states that the Fund may, among other things, securitize loans. Please disclose in greater detail how the Fund may securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned or controlled subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt, equity), whether the securities will be issued in tranches and if, and how, tranches will be prioritized over each other, how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against the Fund’s assets. We may have more comments after reviewing your response.

Response: The Fund respectfully notes that it believes its current disclosure regarding the Fund’s ability to securitize assets provides investors with sufficient information on securitizations. In particular, directs the Staff to the sixth paragraph of the “Portfolio Contents” section, which states:

The Fund may invest in, originate and/or securitize loans, including, without limitation, to corporations and/or other legal entities and individuals (including foreign (non-U.S.) and emerging market entities and individuals) and/or residential and/or commercial real estate or mortgage-related loans, consumer loans or other types of loans, which may be in the form of whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. Such borrowers may have credit ratings that are determined by one or more NRSROs or PIMCO to be below investment grade. The loans the Fund invests in, originates and/or securitizes may vary in maturity and/or duration. The Fund will not normally invest more than 25% of its total assets in whole loans that the Fund has directly originated; however, otherwise, the Fund is not limited in the amount, size or type of loans it may invest in, originate and/or securitize, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law. The Fund’s investment in, origination of and/or securitization of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), in order to qualify as a RIC.

The Fund also refers the Staff to the section titled “Principal Risks of the Fund — Securitization Risk”

The Fund uses the term “securitize” to describe a strategy under which the Fund or a subsidiary (sometimes referred to as an “originator” or “sponsor”) transfers income-producing assets to a single-purpose, bankruptcy-remote subsidiary (also referred to as a “special purpose entity” or “SPE”), which is established for the purpose of holding such assets and entering into a structured finance transaction.

The SPE then issues notes secured by such assets. The SPE may issue the notes in the capital markets either publicly or privately to a variety of investors. There may be a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPE. The Fund would expect to retain all or a portion of the equity in the SPE. The Fund may invest in securitization risk retention tranches in its capacity as a sponsor of the relevant securitizations, and/or in the capacity of a third-party purchaser with respect to securitizations sponsored by others.

16.

Comment: The last sentence of the third paragraph on page 9 states that the Fund may engage in short sales. Please confirm that an estimate of any interest and dividend expense to be incurred on short sales will be reflected in the fee table. Alternatively, please confirm to us that the Fund has no current intention to engage in short sales (i.e., the Fund will not engage in short sales within one year of the effective date of the registration statement).

Response: The Fund confirms that it may use short sales and, to the extent the Fund anticipates engaging in short sales during its first year, an estimate of the interest and dividend expenses to be paid on such transactions will be reflected in the fee table in accordance with Form N-2.

17.

Comment: The first sentence of the fourth paragraph on page 9 states that the Fund may invest in shares of other investment companies. Please tell us whether or not the Fund intends to invest in unregistered investment companies and, if so, the extent to which it expects to do so. If the Fund does not intend to invest in unregistered investment companies, please revise the sentence to refer to “other registered investment companies”. Please also confirm that, if necessary, the expenses of such investments will be reflected in a separate Acquired Fund Fees and Expenses line item in the fee table. See Instruction 10 to Item 3.1 of Form N-2.

Response: The Fund notes that it may invest in shares of other investment companies that are unregistered investment companies as a part of its principal investment strategies, including real estate-related investment companies that are not registered investment companies and rely on exemptions from registration as such found in Section 3(c) of the 1940 Act. Accordingly, no change has been made to the referenced disclosure in response to this comment. In addition, for the avoidance of doubt, the Fund may invest in other investments that rely on exemptions under Section 3(c) of the 1940 Act, including, without limitation, collateralized debt obligations and similar asset-backed securities and structured products.

The Fund confirms that, to the extent the Fund anticipates investing in shares of one or more other investment companies, an estimate of the fees and expenses incurred by the Fund associated with such investments will be reflected in the fee table in accordance with Form N-2, including a separate Acquired Fund Fees and Expenses line item in the fee table in the event such fees and expenses are expected to exceed 0.01% of the Fund’s average net assets.

18.

Comment: The last sentence on page 9 states that the Cayman Subsidiary (unlike the Fund) may invest without limitation in Regulation S securities. Please disclose the Fund’s limit on investments in Regulation S securities.

Response: The Fund does not intend to adopt a specific investment restriction on Regulation S securities generally; however, the Fund notes that it has moved investments in Regulation S securities out of the prospectus summary section in connection with the response to Comment 10 above.

19.	Comment: Please delete “[t]o the extent its financial statements are consolidated with those of the Fund” in the first sentence of the second to last paragraph.

Response: The requested change has been made.

Prospectus Summary — Leverage (pages 10 – 14)

20.

Comment: The first sentence describes how much leverage the Fund intends to add to its portfolio. Please consider whether the Fund needs to disclose the risk that it will not be able to continue to maintain this level of leverage in its portfolio upon the compliance date for Rule 18f-4 under the 1940 Act.

Response: Without necessarily agreeing with the Staff’s comment, in response to this comment, the Fund has added the following disclosure to the “Leverage” section:

On October 28, 2020, the SEC adopted Rule 18f-4 under the 1940 Act providing for the regulation of the use of derivatives and certain related instruments by registered investment companies. Rule 18f-4, the compliance date for which is August 19, 2022, may impact how the Fund uses leverage and certain borrowings and other investments.

The Fund also directs the Staff to the disclosure relating to “Leverage Risk” in the Fund’s prospectus, which provides a description of Rule 18f-4 under the 1940 Act and its potential effects on the Fund.

21.	Comment: Please delete “and its financial statements are consolidated with those of the Fund” in the tenth paragraph.

Response: The requested change has been made.

22.	Comment: The last paragraph states that the Fund also may borrow money. Please confirm that an estimate of the costs of borrowing money are reflected in the fee table.

Response: The Fund confirms that, to the extent the Fund anticipates engaging in borrowing during its first year, an estimate of the costs associated with any such anticipated borrowings will be reflected in the fee table in accordance with Form N-2.

23.	Comment: The second sentence of the fifth paragraph states that there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the

Fund’s net investment income and net realized capital gains for the relevant year. If the Fund expects to make return of capital distributions in its first year of operations, please prominently disclose on the prospectus cover page that the Fund expects to make return of capital distributions and that such distributions do not represent income.

Response: The Fund confirms that it does not currently expect to make return of capital distributions during its first year of operations.

Prospectus Summary — Principal Risks of the Fund (pages 17 – 64)

24.

Comment: This section of the Prospectus Summary is approximately 47 pages. Please summarize the disclosure of the Fund’s principal risks in this section of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear and concise [emphasis added] description of the key features of the offering and the Fund)

Response: The Fund has revised and reduced the Principal Risks disclosure of the Fund in the Prospectus Summary and believes the revised level of disclosure is appropriate.

Prospectus Summary — Principal Risks of the Fund — Securitization Risk (page 33)

25.

Comment: The first paragraph indicates that an SPE may issue a single class of notes or multiple classes of notes, the most senior of which carries less credit risk and the most junior of which may carry substantially the same credit risk as the equity of the SPE. Please explain to us whether the issuance of notes by an SPE involves the issuance of a senior security by the Fund. If so, please explain to us how the issuance of such notes would comply with sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

Response: The Fund believes that it would be appropriate to treat senior securities issued by an SPE as a senior security of the Fund where (i) the Fund has sole majority control over the governance of the SPE (which excludes shared control arrangements where the consents of both the Fund and another party are required for material decisions) or (ii) the financial statements of the SPE entity holding such debt will be consolidated in the Fund’s financial statements, in which case, the Fund will comply with Sections 18(a)(1) and 18(c) of the 1940 Act with respect to any notes that are deemed senior securities under those provisions.

Prospectus Summary — Principal Risks of the Fund — Emerging Markets Risk (pages 36 – 37)

26.

Comment: Please review the Emerging Markets Risk factor and revise as necessary to tailor the risks disclosed to the emerging markets in which the Fund intends to invest. See ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Fund has reviewed ADI 2020-11 regarding Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets. Based on its review, and its review of the disclosures and the Fund’s anticipated investment operations, the Fund believes that the disclosure appropriately addresses the risk factors in the ADI. Accordingly, no changes have been made to the referenced Emerging Markets Risk factor disclosure.

Prospectus Summary — Principal Risks of the Fund — Real Estate Risk and Private Real Estate Risk (pages 39 – 41)

27.

Comment: Please disclose, if accurate, that the Fund will bear property level expenses (e.g, property management expenses, disposition of real estate expenses, financing expenses) with respect to its real estate holdings. Also, please confirm that all property level expenses to be borne by the Fund will be reflected in the fee table.

Response: In response to the Staff’s comment, the Fund has included the following disclosure in the “Principal Risk Factors—Real Estate Risk” section of the Prospectus summary, as follows:

The total returns available from investments in real estate generally depend on the amount of income and capital appreciation generated by the related properties. The performance of the Fund’s direct and indirect real estate holdings, and thereby the Fund, will be reduced by any expenses related to those holdings, such as expenses paid directly at the property level and other expenses that are capitalized or otherwise embedded into the cost basis of the Fund’s real estate holdings.

Property-level expenses will be reflected in the Fund’s fee table to the extent such expenses are borne by the Fund or a Wholly-Owned Subsidiary.

Prospectus Summary — Principal Risks of the Fund — REIT Subsidiary Risk (pages 42 – 45)

28.

Comment: The third paragraph on page 44 states that a REIT Subsidiary will have approximately 100 to 125 preferred shareholders who will be unaffiliated with PIMCO, and private placement, administrative, distribution and reporting services with respect to the preferred shareholders will be provided by a third party firm. Please supplementally explain how the purchase by preferred shareholders will be accomplished, the timing of any issuance of the REIT Subsidiary’s preferred shares and any cost or other implication of such offering for shareholders of the Fund. If such offering will take place within one year of the effective date of the registration statement, please confirm that costs associated with any offering and any estimated dividend expense of the preferred shares will be reflected in the fee table. Also, please disclose who will pay the private placement, administrative, distribution and reporting expenses of the third-party firm. We may have more comments after reviewing your response.

Response: If the Fund forms a REIT Subsidiary (as defined in the Prospectus), the Fund expects to offer preferred shares of a REIT Subsidiary only to persons that are “accredited investors” within the meaning of Rule 501(a) of Regulation D promulgated under the under the Securities Act, pursuant to a private offering conducted in reliance on the exemption from registration pursuant to Regulation D and other similar exemptions under applicable securities laws of the states. Such an offering is not expected to occur until the Fund begins investing in direct real estate and until the taxable year for which a REIT Subsidiary intends to elect to be taxed as a REIT.

PIMCO expects to pay a REIT Subsidiary’s organizational expenses while a REIT Subsidiary would pay the expenses related to the offering of, and dividends paid on, its preferred shares under the terms of a REIT Subsidiary’s Investment Management Agreement, including the private placement, administrative, distribution and reporting expenses of the third party firm with respect to the issuance of such preferred shares. The Fund confirms that an estimate of any such expenses incurred by a REIT Subsidiary within one year of the effective date of the Registration Statement will be reflected in the Fund’s fee table, either as a separate line item (if such estimated expenses are greater than one basis point) or in the “Other Expenses” line item (if such estimated expenses are less than one basis point).

Prospectus Summary — Principal Risks of the Fund — Valuation Risk (page 48)

29.	Comment: In light of the Fund’s real estate investments, please tailor the valuation risk factor to reflect heightened valuation risk associated with real estate holdings.

Response: In response to the Staff’s comment, the Fund has added the following disclosure to address the heightened valuation risk associated with real estate holdings:

The price the Fund pays for its private commercial real estate investments will be based on the Investment Manager’s projections of market demand, occupancy levels, rental income, the costs of any development, redevelopment or renovation of a property, borrower expertise and other factors. If any of the Investment Manager’s projections are inaccurate or it ascribes a higher value to assets and their value subsequently drops or fails to rise because of market factors, returns on the Fund’s investment may be lower than expected and could experience losses.

Prospectus Summary — Principal Risks of the Fund — Leverage Risk (pages 48 – 50)

30.

Comment: Please revise the fifth sentence of the second full paragraph on page 50 to state that the Fund will treat all borrowings made by any such special purpose vehicle that is wholly-owned or controlled by the Fund as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage.

Response: The Fund will revise the referenced disclosure (which has been moved to a separate section of the Prospectus) to state that the Fund will treat all borrowings made by a Wholly-Owned Subsidiary as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage.

Prospectus Summary — Principal Risks of the Fund — Portfolio Turnover Risk (pages 58 – 59)

31.	Comment: Please disclose active and frequent trading in the “Investment Objectives and Policies” section of the Prospectus Summary.

Response: The following disclosure has been added in the “Investment Objectives and Policies” section of the Prospectus Summary.

Other Strategy Information. Portfolio securities may be sold at any time. By way of example, sales may occur when PIMCO determines to take advantage of what it considers to be a better investment opportunity, when the portfolio managers believe the portfolio securities no longer represent relatively attractive investment opportunities, when the portfolio managers perceive deterioration in the credit fundamentals of an issuer, or when an individual security has reached the portfolio managers’ sell target. PIMCO may engage in active and frequent trading of the Fund’s portfolio investments. To the extent that it does so, the Fund may incur greater transaction costs and may make greater distributions of income and gains, which will be taxable to shareholders who do not hold their shares through a tax-advantaged or tax-deferred account.

Management of the Fund — Net Asset Value (pages 151 – 153)

32.

Comment: The first sentence of the second paragraph on page 153 states that investments for which market quotes or market-based valuations are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction. As the Fund will invest in real estate as part of its principal strategies, please provide a more detailed description of how real estate will be fair valued.

Response: In response to the Staff’s comment, the Fund has added the following additional disclosure regarding real estate valuation:

Real estate equity may be fair valued primarily based on either the income approach, employing an internally developed discounted cash flow model, or the market approach. The modeled forecast cash flows under the income approach are based on PIMCO’s expectations of rental income and expenses, as well as capitalization rates, timing of future sales and other factors. A discount rate equal to PIMCO’s estimate of the rate of return required by third party market participants for similar investments is then applied to the cash flows to produce the net present value. The market approach generally involves obtaining data either from an external third party such as a broker quote, broker price opinion or appraisal; or from recent transactions for one or more comparable assets with similar market and asset characteristics, including property type and quality, geography and vacancy rate. The selection of comparable transactions requires judgment, including qualitative and quantitative analysis of the comparability of the assets. The utilization of the income or market approach will be based on PIMCO’s views as to which approach will more accurately reflect differences for asset characteristics and timing of the transaction, and other factors. The utilization of the income or market approach will be based on PIMCO’s views as to which approach will more accurately reflect the investment’s fair value, which in turn will be based on factors such as the availability and quality of data and other metrics.

33.

Comment: With respect to loans originated by the Fund, please confirm that the Fund will disclose both in the registration statement and in a footnote to the Fund’s financial statements in the Fund’s shareholder reports, that the Fund has adopted a valuation policy that provides that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower-level data and (3) borrower-level data is updated as often as NAV is calculated. See ASC 820-10-55-105 for guidance and examples.

Response: The Fund will determine a value for the whole loans it holds in accordance with its Valuation Procedures. To the extent that the Fund acquires or originates a single individual whole loan, the Fund expects that the unit of account will be at the individual loan level. To the extent the Fund acquires an interest in a pool of whole loans through an interest in a trust, securitized vehicle or similar structure, the Fund expects that the unit of account will be at the pool level (e.g., the interest in the trust holding the pool of loans).

Whole loans may be fair valued either using (1) the income approach, employing an internally developed discounted cash flow model, or (2) the market approach, using models with inputs from market data, and PIMCO may utilize a pricing service to assist in the determination of such fair values. However, the Fund may use other fair valuation methods to value particular loans based on the facts and circumstances and in accordance with the Valuation Procedures. The modeled forecast cash flows under the income approach are based on PIMCO’s expectations of contractual and factual loan factors, estimated future payments, credit risk of the borrower, and other factors. Such factors may include, for example, on an individual loan level, borrower payment history, payment-to-income and/or debt-to-income ratios, and borrower FICO scores. A discount rate equal to PIMCO’s estimate of the rate of return required by third party market participants for similar investments is then applied to the cash flows to produce the net present value. The market approach generally involves obtaining data either from an external third party such as a broker quote, broker price opinion or appraisal on the private debt investment; or market data used in the models, including yields, observed for similar securities or transactions with similar credit ratings and debt to equity ratios. To the extent available, PIMCO may also consider financial reports and other information received from the borrower. The utilization of the income or market approach will be based on PIMCO’s views as to which approach will more accurately reflect the investment’s fair value, which in turn will be based on factors such as the availability and quality of data and other metrics. With respect to other types of whole loans (e.g., commercial and residential real estate loans), the Fund generally expects to use fair valuation methods similar to those described above to initially value the loans.

Based on the foregoing, the Fund will add disclosure to its Registration Statement and to the Notes to Financial Statements in its shareholder reports in future filings substantially similar to the following:

Whole loans may be fair valued using inputs that take into account borrower- or loan-level data (e.g., credit risk of the borrower) that is updated periodically throughout the life of each individual loan; any new borrower- or loan-level data received in written reports periodically by the Fund normally will be taken into account in calculating the NAV. The Fund’s whole loan investments, including those originated by the Fund or through an alternative lending platform, generally are fair valued in accordance with procedures approved by the Board.

Repurchase of Common Shares; Conversion to Open-End Fund (page 161)

34.

Comment: The fifth sentence of the first paragraph states that, if the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board may consider the purchase of its Common Shares on the open market or in private transactions or the making of a tender offer for such shares. Please tell us whether there is a specific repurchase plan contemplated by the Board. If so, please disclose the details of such repurchase plan. We may have more comments after reviewing your response.

Response: The Board has no plan to purchase its Common Shares on the open market or in private transactions or through the making of tender offer for such shares at this time.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Restrictions (pages 83 – 84)

35.	Comment: Please add “or group of industries” after “single industry” in the first sentence of (1). See Item 17.2.e. of Form N-2.

Response: The Fund respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a related group of industries. Neither Section 8(b)(1)(E) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries and the Fund is not seeking to circumvent such requirements. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the PIMCO fund complex. Accordingly, the Fund did not make any changes in response to this comment.

Investment Restrictions — Other Information Regarding Investment Restrictions (pages 84 – 86)

36.	Comment: The first full sentence on page 85 states that tax-exempt municipal bonds are not subject to the Fund’s industry concentration policy. Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: The Registrant confirms that, to the extent that the Fund invests in a private activity municipal debt security issued by a non-governmental entity, the Fund will, to the extent practicable, look through to such non-governmental issuer’s industry for purposes of applying the Fund’s concentration policy. This approach is consistent with the Fund’s disclosures regarding the treatment of municipal bonds for purposes of the Fund’s industry concentration restrictions (i.e., the Fund discloses that “tax-exempt municipal bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities and repurchase agreements collateralized by any of the foregoing obligations are not subject to the Fund’s industry concentration policy”).

37.	Comment: In the first full paragraph on page 85, please delete “to the extent applicable”. Alternatively, please revise this sentence to clarify what “to the extent applicable” means.

Response: In response to the Staff’s comment, the Fund has revised the referenced disclosure in this paragraph to say “to the extent practicable”.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

38.	Comment: Please delete “Form of” in Exhibits g., h.1., h.2., h.3, j., k.1., k.2 and p.

Response: The Fund will delete “Form of” upon each such Exhibit’s execution.

39.	Comment: Please confirm that the legality opinion of Ropes & Gray LLP will be consistent with Staff Legal Bulletin 19.

Response: The Fund’s counsel hereby confirms that the legality opinion will comply with Staff Legal Bulletin 19.

Item 34. Undertakings

40.	Comment: Please renumber undertaking 5 as 4 and 6 as 7.

Response: The requested change has been made.

41.	Comment: In undertaking 5.a., please replace the reference to Rule 497(h) with Rule 424(b)(1).

Response: The requested change has been made.

42.	Comment: Please add undertaking 6 from Item 34 of Form N-2.

Response: The requested change has been made.

43.	Comment: Please insert “Prospectus or” before “Statement of Additional Information” in undertaking no. 6.

Response: The requested change has been made (in the new undertaking no. 7).

Signature Page

44.

Comment: We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of Securities Act of 1933 (“Securities Act”).

Response: The Fund will ensure that once the Board of Trustees has been constituted, the following pre-effective amendment (and all subsequent amendments) to the registration statement will be signed by a majority of Trustees.

GENERAL COMMENTS

45.	Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Fund notes that no test the waters materials have been presented to potential investors in connection with this offering.

46.

Comment: We note that many portions of your filing are incomplete or to be updated by amendment, including information about the Trustees and significant components of the financial information such as the financial statements, consents and fee table. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Except as noted below in response to comment 47, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre- effective amendments filed prior to effectiveness.

47.

Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: The Fund intends to rely on Rule 430A under the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

48.	Comment: Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund’s offering.

Response: The Fund has not yet obtained FINRA approval of the distribution terms and arrangements of the Fund’s offering, but will do so prior to the effective date of the Registration Statement.

49.

Comment: Please advise us if you have submitted or expect to submit any exemptive applications (other than the application to permit the Fund to co-invest with certain other persons, as described on page 10 of the prospectus) or no-action requests in connection with your registration statement. Please also tell us when the application to permit the Fund to co-invest will be submitted.

Response: The Fund notes that PIMCO has submitted a co-investment relief exemptive application (filed on July 20, 2021), which, if granted, would permit the Fund, among other things, co-invest with certain other persons, including certain affiliates of PIMCO and certain public and private funds managed by PIMCO and its affiliates, subject to certain terms and conditions. Disclosure describing this co-investment application is included in the Registration Statement. Otherwise, the Fund does not currently intend to submit any exemptive application or no-action request.

50.

Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund so notes.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 508-4876 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Gary E. Brooks

Gary E. Brooks

cc:	Wu-Kwan Kit, Esq.

Timothy A. Bekkers, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.

Jordan Shapiro, Esq.